EXHIBIT 99.1

B Communications Ltd

(the “Company”)

Re: Eurocom

Further to the immediate report published by the Company on December 20, 2017, regarding a motion for temporary relief that was filed with the Tel Aviv District Court for the appointment of functionaries/observers to accompany Eurocom Communications Ltd. ("Eurocom") (the “Motion”), Eurocom notified the Company of the Court’s decision, which was rendered following a hearing on the Motion on December 25, 2017, as follows:

1.	The Court ordered the appointment of three observers in Eurocom only (the "Observers"), effective as of December 27, 2017.

2.	The Court expressly stated that the appointment does not negate the powers of Eurocom’s Board of Directors, committees and office holders. the appointment does not relate to the Company or its business.

3.	The Observers are authorized to receive from Eurocom all information of any kind whatsoever of Eurocom, including financial statements, accounts and data relating to its operations, assets and rights in the subsidiaries. The Observers are also authorized to consider the implementation of urgent actions and to recommend them to the competent bodies in Eurocom. The Observers are authorized to oversee Eurocom's actions, participate in meetings of the Board of Directors of Eurocom and of the Board of Directors committees of Eurocom, management meetings and so forth. The Observers may be assisted by professionals in carrying out their duties, subject to the approval of the Court.

4.	The Observers may apply to the Court for instructions regarding the exercise of their powers in Eurocom.

5.	Each of the Observers shall deposit an independent undertaking in the amount of NIS 1 million.

The Company shall report any development and/or material influence, as required by law.